Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-127580 on Form S-8 and Registration Statement No. 333-207416 on Form S-3ASR of our report dated February 26, 2016, relating to the consolidated financial statements and financial statement schedule of Post Apartment Homes, L.P. and subsidiaries (the “Operating Partnership”) (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Operating Partnership’s adoption in 2014 of the new accounting standard update for reporting discontinued operations) and the effectiveness of the Operating Partnership’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Operating Partnership for the year ended December 31, 2015.

/s/Deloitte & Touche LLP

Atlanta, Georgia

February 26, 2016